UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Albertsons Companies, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value

(Title of Class of Securities)

013091103

(CUSIP Number)

Joseph Virgilio

HPS Investment Partners, LLC

40 West 57th Street, 33rd Floor

New York, New York 10019

Telephone: 212-287-6767

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 013091103	13D	Page 1 of 3 pages

1	Names of Reporting Persons HPS Investment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person IA

CUSIP No. 013091103	13D	Page 2 of 3 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by HPS Investment Partners, LLC (“HPS”) with the United States Securities and Exchange Commission on July 9, 2020 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, $0.01 par value (the “Common Stock”), of Albertsons Companies, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

On February 22, 2023, the Funds converted all 584,000 shares of 6.75% Series A convertible preferred stock then held by them into 33,909,373 shares of Common Stock and subsequently sold all 33,909,373 shares of Common Stock in a block trade with a broker at a price of $20.32 per share.

Other than as described above, neither HPS nor the Funds currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, they may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) – (b) As of the date hereof, HPS does not beneficially own any shares of Common Stock, nor does HPS have or share the power to vote or to direct the vote, or the power to dispose or direct the disposition of, any shares of Common Stock.

(c) Except as described in Item 4, during the past 60 days neither HPS nor, to its knowledge any person listed on Schedule A, has effected any transactions in the Common Stock.

(d) Under certain circumstances, partners, members or managed accounts of HPS or the Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by HPS. The responses of HPS to Item 2 and Item 5(a) and (b) of this Schedule 13D are incorporated herein by reference.

(e) On February 22, 2023, following the transactions reported herein, HPS ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 013091103	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2023

HPS INVESTMENT PARTNERS, LLC

By:	/s/ Shant Babikian
Name:	Shant Babikian
Title:	Managing Director